# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEBUY GLOBAL LTD, CIK 0001946703
CUSIP: G9513S110
Title of class of securities: Class A ordinary shares, par value of US$0.000462 each
Address of issuer's principal executive offices: 90 BRAS BASAH RD, B1-13 Esplanade, MRT Station, Singapore (U0), 1895626
Date of event which requires filing of this statement: 10/08/2026
Filed by CIK 0002159545
Persons authorized to receive notices and communications: Zheng Mingjie, No. 16, Guanri West 2nd Lane, Room 1403 HLAi District, Xiamen Fujian, China (F4), 361000, 86-13805938278; Ortoli Rosenstadt LLP, 366 Madison Ave, 9th floor, New York, New York (NY), 10036, 1-212-588-0022

## Reporting persons
- Zheng Mingjie (CIK 0002159545): type of reporting person: investment adviser (IA); citizenship or place of organization: China (F4); source of funds: subject company funds (SC); sole voting power 1,139,472; shared voting power 0; sole dispositive power 1,139,472; shared dispositive power 0; aggregate amount beneficially owned 1,139,472 (21.69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value of US$0.000462 each
Name of issuer: WEBUY GLOBAL LTD
Address of issuer's principal executive offices: 90 BRAS BASAH RD, B1-13 Esplanade, MRT Station, Singapore (U0), 1895626

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Zheng Mingjie, a citizen of the People's Republic of China (the "Reporting Person").
Residence or business address: The address of the Reporting Person is No. 16, Guanri West 2nd Lane, Room 1403, HLAi District, Xiamen, 361000 Fujian China.
Present principal occupation or employment: On February 19, 2026, the Issuer entered into a securities subscription agreement (the "PIPE Agreement") with the Reporting Person, pursuant to which the Issuer will issue and sell to the Investor such number of Class A Ordinary Shares of the Company (the "PIPE Shares") for an aggregate purchase price of US$1,000,000 (the "Purchase Price") at a purchase price per share equal to 90% of the five (5)-trading day VWAP of the Company's Class A Ordinary Shares on the Nasdaq Capital Market immediately preceding the closing date (the "Closing"). Based on the pricing formula set forth in the PIPE Agreement, the purchase price per share was calculated to be $0.8776. Accordingly, the Issuer issued 1,139,472 PIPE Shares to the Reporting, representing 23.24% of the Issuer's issued and outstanding Class A ordinary shares at the time. As of the date of this report, the Reporting Person's PIPE Shares represent 21.69% of the Issuer's issued and outstanding Class A ordinary shares.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Zheng Mingjie, a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 2(c) of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 2(c) of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired beneficial ownership of the securities reported herein in connection with the PIPE.

The Reporting Person acquired the securities reported herein for investment purposes.
The Reporting Person expects to review from time to time his investment in the Issuer and may, depending on market and other conditions, and subject to any agreements between the Reporting Person and the Issuer, including as described herein, and applicable legal requirements, (i) purchase or acquire additional shares of Common Stock, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) sell or dispose of all or a portion of the shares of Common Stock now beneficially owned or hereafter acquired by him; and (iii) engage in communications with, without limitation, other officers and employees of the Issuer, other shareholders of the Issuer, one or more members of the Board, or other relevant parties regarding the Issuer, including but not limited to its business, operations, governance, and control.

Other than as described herein, the Reporting Person does not have any plans or proposals relating to or that would result in any of the events or matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, or formulate or review plans or proposals that may result in, one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 2(c) of this Schedule 13D is incorporated herein by reference.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Person may be deemed to beneficially own 1,139,472 Class A ordinary shares of the Issuer, representing approximately 21.69% of the Class A ordinary shares outstanding. The Reporting Person holds all such shares directly and has sole voting power and sole dispositive power over all such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Except for the acquisition of Class A ordinary shares in connection with the PIPE transaction as described in Item 3, the Reporting Person has not effected any transactions in Class A ordinary shares during the past 60 days.
Transactions in the class effected during the past sixty days: The information contained in Item 3(c) of this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as provided for herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 2(c) of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Subscription Agreement, dated as of February 19, 2026, between Issuer and Reporting Person (incorporated by reference from Exhibit 10.3 to the Issuer's Current Report on Form 6-K filed on February 25, 2026)

99.2 First Amendment to Securities Subscription Agreement, dated as of February 20, 2026, (incorporated by reference from Exhibit 10.4 to the Issuer's Current Report on Form 6-K filed on February 25, 2026)

## Signatures
- Zheng Mingjie: /s/ Zheng Mingjie, Zheng Mingjie (10/09/2026)